Exhibit 99.1

Media Release

Planegg/Munich, Germany, February 5, 2019

MorphoSys Announces Appointment of David Trexler as President

and Member of the Board of Directors of MorphoSys US Inc.

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX & MDAX; NASDAQ: MOR) today announced the appointment of David R. Trexler as President and member of the Board of Directors of MorphoSys US Inc., effective February 6, 2019. Mr. Trexler will lead the ongoing build-up of MorphoSys’s U.S. subsidiary with a focus on establishing the company’s commercial capabilities in preparation for the planned commercialization of MOR208 in the U.S.

“I am delighted to welcome David Trexler to MorphoSys. With his experience and proven track record in establishing commercial organizations for international pharmaceutical companies as well as successfully executing oncology product launches in the U.S., he is ideally qualified to lead MorphoSys US Inc. We very much look forward to working with him,” said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG and Chairman of the Board of Directors of MorphoSys US Inc. “I would like to thank Jim Hussey for his outstanding contribution as interim president of our U.S. subsidiary over the last five months. Jim will now resume his position as special advisor to me in my role as Chairman of MorphoSys US Inc.”

Mr. Trexler has built his career in leadership positions for branded pharmaceuticals in marketing, sales, business development and general management. He joins MorphoSys from EMD Serono, a business of Merck KGaA, Darmstadt, Germany, where he held positions of increasing seniority including most recently positions as Global Brand Lead, Bavencio and Senior Vice President US Oncology Commercial. At EMD Serono, he was responsible for building Merck KGaA’s first commercial oncology footprint in the U.S. and for the successful launch of Bavencio (avelumab) for metastatic Merkel cell carcinoma (mMCC). Prior to EMD Serono, Mr. Trexler worked for 10 years in various marketing roles in oncology for Eisai Inc., in particular as Senior Vice President Americas Oncology, where he was responsible for sales and marketing of Eisai’s oncology portfolio across the U.S. and supported efforts in Canada, Mexico and Brazil. Mr. Trexler previously held leadership roles at Mylan Bertek Pharmaceuticals (2004-2005) and Sanofi-Aventis Pharmaceuticals (1986-2004).

“I am enthused to join MorphoSys US Inc. at this exciting time in the Company’s development,” commented David Trexler. “I look forward to working closely with the entire MorphoSys team to build our U.S. organization to enable a successful launch of MOR208 in this country, subject of course to prior FDA approval.”

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

Bavencio® is a registered trademark of Merck KGaA.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, in particular MorphoSys’s expectations regarding the appointment and anticipated upcoming tasks of a new President of MorphoSys US Inc., the build-up of MorphoSys’s U.S. subsidiary and of commercial capabilities, in particular with respect to the planned development of MOR208 towards approval and commercialization. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the anticipated appointment and upcoming tasks of a new President of MorphoSys US Inc., the build-up of MorphoSys’s U.S. subsidiary and of commercial capabilities, in particular with respect to the planned development of MOR208 towards approval and commercialization may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Director Corporate Communications & IR

Jochen Orlowski

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com